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Rachel Cossar · 3rd

Co-Founder/CEO at Virtual Sapiens | MassChallenge '21 | TEDx Speaker | Presence Expert

Talks about #zoom, #presence, #bodylanguage, #communication, and #performancecoach

Greater Boston · Contact info

2,309 followers · 500+ connections

Virtual Sapiens

Laurentian University/Université Laurentienne

Experience

Co-Founder/CEO
Virtual Sapiens · Full-time
Sep 2020 - Present · 1 yr 6 mos

Virtual Sapiens is a machine learning SaaS platform to help client facing professionals master communication skills over video. Like a virtual coach, Virtual Sapiens leverages expert knowledge in body language and presence, providing users with individualized and consistent coaching prompts as well as in call feedback over time. Virtual Sapiens amplifies human connection, builds human skills and leverages cutting edge technology to do so a ...see more

Founder
Choreography For Business, LLC
Apr 2017 - Present · 4 yrs 11 mos
Greater Boston Area

Choreography for Business was founded in 2017 in response to a need for holistic communications and presence training in the workplace. CFB places value in human experiences as a core element in the arc of people's professional success. ...see more

Professional Speaker
Vistage Worldwide, Inc. · Contract
May 2019 - Present · 2 yrs 10 mos

Vistage International is a peer mentoring membership organization for CEOs, business owners and executives of small- to mid-size businesses. Founded in 1957 as The Executive Committee, Vistage has more than 22,000 members in 20 countries. In 2018 Vistage was acquired by Providence Equity Partners.

Program Facilitator
Ariel Group · Contract
Apr 2020 - Present · 1 yr 11 mos

As an Ariel Facilitator, I blend my unique expertise in business, embodied leadership and the performing arts in as a Leadership Presence facilitator.

Assistant Director, Leadership Gifts
New England Conservatory of Music
Apr 2018 - Dec 2020 · 2 yrs 9 mos
Symphony Hall

Responsible for the qualification, cultivation, solicitation and stewardship of major gift donors at New England Conservatory. Gifts starting at $100k +

See all 10 experiences